UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2008

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

«SHAREHOLDERS’ AGREEMENT»

This shareholders’ agreement (the “Agreement”) is entered into in Athens on 14 May 2008 between:

1. THE HELLENIC REPUBLIC (the “HR”) lawfully represented for the purpose of this Agreement by the Minister of Economy and Finance, pursuant to the decision 95/14.05.2008 of the Inter-Ministerial Privatization Committee of the HR.

AND

2. DEUTSCHE TELEKOM AG, an electronic communications operator lawfully established and operating under the laws of the Federal Republic of Germany (“DT”), having its registered seat at Bonn and is lawfully represented for the purposes of this Agreement by Messrs Kevin Copp, Senior Executive Vice President, and Axel Lützner, Vice President.

The HR and DT shall be together referred to as the “Parties” and individually as a “Party”.

PREAMBLE

(A) The Hellenic Telecommunications Organization S.A. (“OTE” or the “Company”) is an electronic communications operator lawfully established and operating as a société anonyme under the laws of the HR, having its registered seat in Maroussi of Attica (at 99 Kifissias Av.). As at the date of this Agreement, the Company’s paid-up share capital amounts to 1.171.459.429,71 Euro (the “Existing Capital”) and is divided into 490.150.389 common registered shares each having a nominal value of 2,39 Euro (the “Existing Shares”). The Existing Shares are listed and traded on the “Big Capitalization Category” of the “Securities Market” of the Athens Exchange (the “Exchange”) and are also traded on the New York Stock Exchange in the form of “American Depositary Receipts” and the London Stock Exchange in the form of “Global Depositary Receipts”.

(B) Pursuant to its decisions 73/06.09.2006 and 74/09.11.2006, the Inter- Ministerial Privatization Committee of the HR (the “IPC”) decided to initiate the process for further privatising OTE in accordance with Law 3049/2002, as amended and in force.

(C) Pursuant to its letter dated 18 March 2008 addressed to the HR, DT formally expressed its interest in becoming a strategic partner for OTE. Pursuant to its decision 92/27.3.2008, the IPC decided to, among others, evaluate DT’s proposal and enter into negotiations with DT.

(D) Pursuant to its letter dated 13 May 2008, DT has formally requested that the IPC approves the acquisition by DT of Existing Shares representing more than 20% of the Existing Capital (the “DT Request”) in accordance with paragraphs 1 and 2 of article 11 of Law 3631/2008 and submitted the information required thereby.

(E) Pursuant to its decision 93/08.05.2008, the IPC, amongst others, approved the actions taken in the context of the negotiations with DT as at that date and authorised the financial and legal advisers of the HR to continue such negotiations.

(F) Pursuant to its decision 94/14.05.2008, the IPC approved the DT Request in accordance with paragraph 2 of article 11 of Law 3631/2008.

(G) Pursuant to its decision 95/14.05.2008, the IPC approved, amongst others, (i) the sale to DT of 14.865.886 of the Existing Shares which are owned by the HR and representing approximately 3.03% of the Existing Capital and voting rights in OTE (the “Sale Shares”), and (ii) this Agreement and the Share Purchase Agreement in accordance with paragraph 1(c) of article 4 of Law 3049/2002.

(H) Pursuant to a share purchase agreement of even date herewith and entered into between the Parties (the “Share Purchase Agreement”), the HR agreed to sell to DT and DT agreed to purchase from the HR the Sale Shares in accordance with the terms of the Purchase Agreement.

(I) The Parties wish to regulate their relationship as shareholders of OTE as set forth herein.

NOW, THEREFORE, the Parties agree as follows:

Article 1

Definitions and Interpretation

1.1 Definitions

In this Agreement, the following words and expressions have the following meaning:

“Additional DT Right of First Refusal” shall have the meaning ascribed to it in Article 13.

“Additional HR Right of First Refusal” shall have the meaning ascribed to it in Article 12.

“Article” means an article of this Agreement.

“Audit Committee” means the audit committee of OTE.

“Audit Committee Member” means a member of the Audit Committee.

“Audit Committee Regulation” means the regulation of the Audit Committee approved by decision of the OTE BoD on 24 May 2004 and subsequently amended on 16 June and 20 October 2005.

“Authority” means any government, governmental, supranational or other regulatory body, any court, arbitral tribunal and any agency including any Greek or European antitrust or competition authority.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for normal business in Greece and Germany.

“Chairman” means the chairman of the OTE BoD.

“Change Of Control In DT” means one or more persons, other than the Federal Republic of Germany, directly or indirectly, having acquired, directly or indirectly, 35% of the voting rights in DT.

“Company” shall have the meaning ascribed to it in the Preamble.

“Company Law” means the Greek Codified Law 2190/1920 on “Sociétés Anonymes”.

“Company Shares” means the Existing Shares and any other shares issued by the Company from time to time.

“Conditions Precedent” shall have the meaning ascribed to it in Article 18.

“Consent” means any other consent, permit, approval, authorisation, clearance, exemption, filing, recording or registration, license or order, in each case whether corporate, regulatory or other, and references in this Agreement “to obtaining Consents” will be construed accordingly.

“Cosmote” means Cosmote Mobile Telecommunications S.A.

“Current Interim EBITDA” means the consolidated earnings before interest, tax, depreciation and amortization for the Company, for the period starting from the date of the accounts which are included in its most recent annual Financial Statements and ending on the date of the most recent interim accounts, as resulting from its latest interim Financial Statements.

“DEKA” means the Public Company of Transferable Securities (DEKA) S.A.

“Directors” means the HR Directors and the DT Directors.

“DT Directors” means the persons who are elected at the OTE BoD on nomination of DT.

“DT Group” means DT and its affiliated companies within the meaning of paragraphs 15 et seqq. of the German Stock Corporation Act (Aktiengesetz).

“DT Group Company” means a company which is a member of the DT Group, other than DT.

“DT Notice” means a notice or other form or written communication to be sent by DT to the HR under or pursuant to this Agreement.

“DT Representative” means any of the Chief Executive Officer or the Chief Financial Officer of DT or any other person authorised by the Chief Executive Officer of DT.

“DT Request” shall have the meaning ascribed to it in the Preamble.

“DT Right of First Refusal” shall have the meaning ascribed to it in Article 13.

“EBITDA” means the previous twelve (12) months trailing earnings before interest, tax, depreciation and amortization, as resulting from the annual Financial Statements or the interim Financial Statement of the Company, whichever is the most recent. In the event that the interim Financial Statements are the most recent, then the EBITDA shall be calculated as the sum of the Current Interim EBITDA plus the Previous Interim EBITDA.

“EETT” means the Greek National Telecommunications and Posts Committee.

“Effective Date” means the Business Day on which the last Condition Precedent shall have been satisfied in accordance with Article 18.

“Electronic Communications Law” means Law 3431/2006

“Employees” means the employees and personnel of the OTE Group as at the Effective Date.

“Encumbrance” means any contractual right or right in rem, restrictions and third party rights or any other agreement or arrangement creating or conferring on any person a contractual right and/or right in rem over or legally limiting the capacity of that person to dispose of tangible or intangible assets or property and “to Encumber” shall be construed accordingly.

“Exchange” shall have the meaning ascribed to it in the Preamble.

“Executive Committee” shall have the meaning ascribed to it in Article 5.

“Executive Committee Chairman” means the chairman of the Executive Committee.

“Executive Committee Member” means a member of the Executive Committee.

“Executive Committee Powers” shall have the meaning ascribed to it in Paragraph 5.5.1 (b).

“Existing Capital” shall have the meaning ascribed to it in the Preamble.

“Existing Shares” shall have the meaning ascribed to it in the Preamble.

“Financial Statements” means the consolidated annual and interim financial statements of the Company or DT and, where applicable, their respective Subsidiaries for any financial year started on 1 January 2008.

“Greece” means the Hellenic Republic and “Greek” shall be construed accordingly.

“HR Directors” means the persons who are elected at the OTE BoD on nomination of the HR.

“HR Notice” means a notice or other form or written communication to be sent by the HR to DT under or pursuant to this Agreement.

“HR Representative” means the Minister of Economy & Finance of the HR or any other person authorised by him.

“HR Right of First Refusal” shall have the meaning ascribed to it in Article 12.

“ICC” shall have the meaning ascribed to it in Article 27.

“ICC Rules” shall have the meaning ascribed to it in Article 27.

“Independent Director” means a Director meeting the requirements set out in article

4 of Law 3016/2002.

“IFRS” means the International Financial Reporting Standards.

“IPC” shall have the meaning ascribed to it in the Preamble.

“Managing Director” means the chief executive officer of OTE.

“Net Debt” means the net financial debt position of the Company, as resulting from its latest interim Financial Statements.

“Notice” means a HR Notice or a DT Notice or both, depending on the context.

“OTE” shall have the meaning ascribed to it in the Preamble.

“OTE BoD” means the board of directors of OTE.

“OTE Business” means the provision of “electronic communications services”, as defined in the Electronic Communications Law.

“OTE Capital” means the share capital of OTE from time to time and shall include the Existing Capital.

“OTE Group” means OTE and its Subsidiaries set out in the Company’s Financial Statements.

“OTE Group Company” means a company which is a member of the OTE Group, other than OTE.

“OTE GM” means any ordinary or extraordinary general meeting of the OTE’s shareholders.

“OTE Shares” means ordinary registered voting shares issued by OTE from time to time and shall include the Existing Shares.

“Paragraph” means a paragraph of this Agreement.

“Previous Interim EBITDA” shall mean the consolidated earnings before interest, tax, depreciation and amortization for the Company, for the period starting from the date of the accounts included in the most recent interim Financial Statement, minus twelve (12) months and ending on the date of the accounts included in the most recent annual Financial Statements, as resulting from the applicable interim Financial Statements and/or annual Financial Statements.

“Proceedings” means any litigation, dispute, controversy, legal action, proceedings or claims of whatever nature.

“Representatives” mean the HR Representative and the DT Representative.

“Right of First Refusal” means any of the HR Right of First Refusal, the Additional HR Right of First Refusal, the DT Right of First Refusal and the Additional DT Right of First Refusal or, depending on the context, all such rights.

“Sale Shares” shall have the meaning ascribed to it in the Preamble.

Specified Territories means Albania, Bulgaria, Greece, Romania and Serbia.

“Standstill Period” means the period commencing from the date hereof and ending on 31 December 2011.

“Statutes” means the articles of association of the Company, as in force at the date hereof and from time to time.

“Subsidiary” means a business undertaking which is deemed to be a subsidiary of another business undertaking in accordance with paragraph 5 of article 42e of the Company Law.

“Term” shall have the meaning as ascribed to it under in Article 18.4.1.

“Transfer” means any sale, transfer, including fiduciary transfer or contribution in kind, donation or other form of disposal of ownership and “to transfer” shall be construed accordingly.

“Transfer Agreement” shall have the meaning ascribed to it in Article 12.

“Veto Matters” means any the matters set out in Article 9 in relation to which the HR has a Veto Right.

“Veto Right” means the right of the HR to oppose the passing of a resolution at the OTE BoD or the OTE GM, as applicable, in respect of the Veto Matters.

“VWAP” shall have the meaning ascribed to it in Paragraph 12.4

1.2 Interpretation

In this Agreement, except where the context otherwise requires:

(a) Any reference to a Paragraph or Article is to the relevant Paragraph or Article of this Agreement;

(b) the Article headings are included for convenience only and shall not affect the interpretation of this Agreement;

(c) use of the singular includes the plural and vice versa;

(d) use of any gender includes the other gender;

(e) any reference to “persons” includes natural persons, entities (whether or not having separate legal personality), organisations, governments, governmental agencies and any other similar bodies;

(f) any reference to a Law shall be construed as referring to a Greek law;

(g) any reference to a Law, any other law, statute, statutory provision, rule or regulation, subordinate or enabling legislation (“legislation”) shall be construed as referring to such legislation as amended from time to time and any legislation which re-enacts or codifies (with or without modification) any such legislation;

(h) capitalised terms and expressions defined in the Share Purchase Agreement shall have the same meaning when used in this Agreement, unless otherwise defined herein or the context otherwise requires; and

(i) for the purpose of exercising and calculating the voting rights held by: (1) the HR, the voting rights held by DEKA, and (2) DT, the voting rights held by DT and any other member of the DT Group, as the case may be, will be taken into account.

PART A

General Principles

Article 2

Overall Objective and Strategy

2.1 Throughout the Term, the Parties shall exercise their rights, obligations and duties under this Agreement and as shareholders of OTE to:

(a) promote the business and operations of the OTE Group for the benefit of the Company;

(b) procure that OTE will continue to offer “universal services” (as defined in the Electronic Communications Law) for as long as is required to do so by EETT, pursuant to the Electronic Communications Law;

(c) procure that OTE will comply with:

(i) the HR’s requirements in terms of national defence and security in accordance with the applicable legislation; and

(ii) its obligations vis-à-vis the Employees in accordance with the applicable legislation,

(d) procure that:

(i) the registered seat of OTE and any other OTE Group Company incorporated in Greece on the Effective Date will remain in Greece; and

(ii) the OTE Shares will not be de-listed from the Exchange, save as otherwise required by the applicable legislation.

2.2 On the Effective Date:

(a) the HR shall, directly and through DEKA, hold 122.537.599 OTE Shares representing 25% plus one (1) of the OTE Shares; and

(b) DT shall alone hold 122.537.599 OTE Shares representing 25% plus (1) of the OTE Shares and no other member of the DT Group will hold OTE Shares or voting rights in OTE.

2.3 The Parties shall procure that the Directors nominated by each of them, other than an Independent Director, will exercise their voting rights at any session of the OTE BoD and the Executive Committee, as the case may be, so as to give effect to (i) the principles listed in Paragraph 2.1, and (ii) this Agreement in general, having due regard to the Directors’ fiduciary and the non-conflict of interest duties vis-à-vis the Company under the Company Law and any other applicable legislation.

2.4 Each Party shall have the right to initiate and require implementation of the process for replacing any Director or Executive Committee Member, as the case may be, nominated by it at any time, in accordance with the Company Law and the Statutes. In the event that any Director or an Executive Committee Member exercises his/her voting rights in a manner inconsistent with the terms of this Agreement, and as a result a decision of the OTE BoD or the Executive Committee has either not passed or passed, in each case against the arrangements contemplated in this Agreement, then, without prejudice to the right of the Party (the “Appointing Party”) who nominated such Director or Executive Committee Member to replace such person, the Parties shall upon request of either Party procure that a new decision of the OTE BoD or the Executive Committee will pass according to the terms of this Agreement. If no such new decision is passed, the Party that is not the Appointing Party:

(a) may either require the matter in question to be referred to the OTE GM by either Party in its capacity as shareholder where the Parties shall exercise their voting rights in favour of a resolution which shall be consistent with the terms of the Agreement and which shall authorize any Director nominated by the Party which is not the Appointing Party to implement such decision; should such matter not be capable of being referred to, or decided by, the GM, or should such authorization not be possible, upon the request of either Party, the process for replacing the Director nominated by the Appointing Party shall be initiated and implemented; or

(b) may initiate and require implementation of process for replacing the Director nominated by the Appointing Party.

2.5 If the provisions of this Agreement conflict with the Statutes, the provisions of this Agreement shall prevail inter partes. The Parties shall at any time during the Term convene a GM of the Company as soon as possible at the request of either Party and exercise their voting rights in a GM to give effect to the provisions of this Agreement by procuring that the Statutes will be amended to the maximum extent possible.

PART B

Corporate Governance

Article 3

General Provisions

3.1 This Agreement establishes the corporate governance principles for OTE which the Parties shall at any time during the Term implement and which relate to the following situations:

(a) The HR holds at least 15% of the total voting rights in OTE and:

(i) either the Parties agree that the offices of the Chairman and Managing Director of the Company will be held by the same person;

(ii) or the offices of the Chairman and Managing Director of the Company are held by different persons.

(b) The HR holds less than 15% of the total voting rights in OTE.

(c) Irrespective of HR’s percentage of voting rights in OTE, DT holds less than 25% of the total voting rights in OTE, subject to Article 7.

3.2 Where the corporate governance arrangements set out in Part B of this Agreement entitle a Party to nominate a Director or an Executive Committee Member, such right to nominate shall in each case include the right to revoke the relevant person at such Party’s discretion, with the respective other Party being obliged to consent and take all action necessary to implement such revocation.

Article 4

Corporate Governance – The HR holds at least 15% of the total voting rights in OTE

4.1 Scope

Article 4 shall apply for as long as the HR holds at least 15% of the total voting rights in OTE and the Parties agree that the offices of both the Chairman and Managing Director of the Company will be held by the same person, without prejudice to Article 7 which prevails if DT holds less than 25% of the total voting rights in OTE.

4.2 OTE BoD

4.2.1 The OTE BoD shall consist of ten (10) Directors to be nominated and elected as set out in Paragraphs 4.2 and 4.3, of whom two (2) will be Independent Directors.

4.2.2 Each Party shall have the right, exercisable by Notice to the other Party, to nominate and request the election of five (5) Directors, including one (1) Independent Director, provided that the Parties will have consulted in advance on any such nomination, without, however, being bound by any differing proposal of the other Party.

4.2.3 The OTE BoD shall have all duties, responsibilities, rights, powers and competencies as entrusted to it under the Statutes, the Company Law and other applicable legislation, subject to Paragraph 4.3.5, and be exclusively competent to take a decision on the Veto Matters, with the exception of those of the Veto Matters requiring a resolution of the OTE GM pursuant to the Company Law and the Statutes.

4.2.4 Decisions of the OTE BoD shall pass by simple quorum and majority, save as otherwise required under the Company Law and the Statutes, whilst decisions in respect of the Veto Matters shall require:

(a) a quorum of at least eight (8) Directors and should such quorum not be achieved in a OTE BoD meeting, a new one shall be convened as soon as possible in which a quorum of six (6) Directors will be required; and

(b) a positive vote of at least seven (7) Directors, where quorum of eight (8) Directors is required, or at least five (5) Directors, where quorum of six (6) Directors is required, in each case among whom at least two (2) of the HR Directors.

4.3 Chairman and Managing Director

4.3.1. The Parties agree that as of the Effective Date, the person acting as Chairman and Managing Director at the date of this Agreement shall be re-elected and hold both these offices.

4.3.2 Without prejudice to the arrangements set out in Paragraph 4.3.1, each time (i) an OTE GM is convened to elect an OTE BoD or (ii) the OTE BoD is convened to elect the Chairman and Managing Director, as applicable, within ten (10) Business Days prior to the scheduled session of the OTE GM or the OTE BoD, as applicable, the Parties shall consult with each other for the purpose of agreeing upon whether one (1) person will hold the offices of the Chairman and Managing Director. If such an agreement:

(a) is reached, that person shall be nominated by DT, and the HR shall (i) exercise its voting rights at the relevant OTE GM so that such person will first be elected as a Director at the next OTE GM and/or (ii) in all other cases, procure that the HR Directors, other than the Independent Directors, will vote in favour of the election of such person as Chairman and Managing Director by the OTE BoD; whilst

(b) is not reached, Article 5 shall apply.

4.3.3 The Parties shall procure that the Statutes will be amended as soon as possible after this Agreement and the Share Purchase Agreement have been ratified by the Greek Parliament so that the Chairman and Managing Director shall have a casting vote in his/her capacity as Chairman on all matters requiring a decision of the OTE BoD, with the exception of the Veto Matters in respect of which DT will procure that the Chairman and Managing Director shall vote in the manner that the HR Directors, other than the Independent Directors, will vote. In connection with matters relating to the constitution of the OTE BoD into a body, convocation of the OTE GM and the appointment of Audit Committee Members, the Chairman and Managing Director shall have no casting vote and decisions thereon shall be taken by the OTE BoD in line with the terms of this Agreement.

4.3.4 If, during the term of office of the Chairman and Managing Director, including the Managing Director in office at the time of the signing of this Agreement, DT no longer wishes such person to hold both these offices or such person resigns or the office of Chairman and Managing Director otherwise vacates, the Parties shall consult each other for up to ten (10) Business Days for the purpose of agreeing upon a new person to be nominated by DT to act as Chairman and Managing Director. If no such agreement is reached, Article 5 shall apply. If such agreement is reached, the HR shall procure that (i) the HR Directors, other than the Independent Director, will vote in favour of the election of such person as Chairman and Managing Director by the OTE BoD, and (ii) such election is ratified in the upcoming GM. Until either the new Chairman and Managing Director is appointed or in case no agreement is reached as to the person that will hold both these offices and the governance structure described in Article 5 has effectively been established, the Parties shall procure that the Executive Committee will be established without delay and pending the repeal of the casting vote of the Chairman by amendment to the Statutes, the HR agrees to procure that the Chairman nominated by it will not exercise his/her casting vote.

4.3.5. The Chairman and Managing Director (a) shall be fluent in Greek, and (b) shall have all duties, responsibilities, rights, powers and competencies as entrusted to him/her under the Company Law and the Statutes, with the exception of (i) those matters reserved to the OTE BoD by operation of the Company Law and other applicable legislation, and (ii) the Veto Matters. The powers of the Chairman and Managing Director shall include, indicatively, the appointment of the senior management of OTE and any OTE Group Company, the preparation of the detailed strategic plan, the mid-term planning and the detailed business plan of OTE to be approved by the OTE BoD, as well as the implementation thereof after such plans have been approved by the OTE BoD.

4.5 Executive Committee

In the circumstances contemplated in this Article 4, no Executive Committee will be established.

4.6 Audit Committee

4.6.1 The Parties confirm that they are aware of (i) the existence, composition, duties and responsibilities of the Audit Committee and (ii) the provisions of the Audit Committee Regulation.

4.6.2 Without prejudice to Paragraph 4.6.1, each Party shall have the right, exercisable by way of a Notice to the other Party, to:

(a) request that one (1) Independent Director and one additional non-executive Director meeting the independency criteria of Law 3016/2002 nominated by it, will be the two (2) of the four (4) Audit Committee Members; and

(b) revoke and replace the Audit Committee Members so nominated by it at any time, it being understood that the actual appointment, revocation and replacement of an Audit Committee Member shall require a decision of the OTE BoD to be passed by simple majority.

4.6.3 The Parties shall procure through the Directors nominated by each of them, other than the Independent Director, that the OTE BoD will appoint, revoke and replace, as applicable, the Audit Committee Members so nominated by each Party.

4.6.4 For as long as the OTE Shares are listed on the New York Stock Exchange and the London Stock Exchange, the Parties shall refrain from amending the composition, duties and responsibilities of the Audit Committee and/or the provisions of the Audit Committee Regulation, unless any such amendment complies with the applicable legislation of the U.S.A. and the United Kingdom, as applicable, and thereafter with articles 7 and 8 of Law 3016/2002.

4.6.5 The Parties shall procure that the Audit Committee Regulation will be amended as soon as possible after the Effective Date to reflect the change in the number of the Audit Committee Members, as contemplated in Paragraph 4.6.2(a).

Article 5

Corporate Governance – The HR holds at least 15% of the total voting rights in OTE – The offices of Chairman and Managing Director are held by different persons

5.1 Scope

Article 5 shall apply for as long as the HR holds at least 15% of the total voting rights in OTE and the Parties have either agreed that the offices of the Chairman and Managing Director of the Company will be held by different persons or failed to reach an agreement, as contemplated in Paragraph 4.3, without prejudice to Article 7 which prevails if DT holds less than 25% of the total voting rights in OTE.

5.2 OTE BoD

5.2.1 The composition of the OTE BoD shall be as provided in Paragraph 4.2.1, whilst Paragraph 4.2.2 shall apply to the nomination and election of the Directors.

5.2.2 The OTE BoD shall have all duties, responsibilities, rights, powers and competencies as entrusted to it under the Statutes, the Company Law and other applicable legislation, subject to Paragraphs 5.4 and 5.5, and be exclusively competent to take a decision on the Veto Matters, with the exception of those of the Veto Matters requiring a resolution of the OTE GM pursuant to the Company Law and the Statutes.

5.2.3 Decisions of the OTE BoD shall pass by simple quorum and majority, save as otherwise required under the Company Law and the Statutes, whilst decisions in respect of the Veto Matters shall require:

(a) a quorum of at least eight (8) Directors and should such quorum not be achieved in a OTE BoD meeting, a new meeting shall be convened as soon as possible in which a quorum of six (6) Directors will be required; and

(b) a positive vote of at least seven (7) Directors, where quorum of eight (8) Directors is required, or at least five (5) Directors, where quorum of six (6) Directors is required, in each case among whom at least two (2) of the HR Directors.

5.3 Chairman

5.3.1 The Chairman should have the appropriate experience and qualifications commensurate with the role that he/she will be requested to fulfil. The Chairman shall have (i) only the duties and the non-executive powers vested to that person under the Company Law and the Statutes, and (ii) no casting vote at the OTE BoD, and the Parties shall procure that the Statutes will be amended accordingly.

5.3.2 The HR shall have the right to nominate the Chairman from the HR Directors and DT shall (i) exercise its voting rights at the relevant OTE GM so that such person nominated by the HR will first be elected as a Director, where the OTE GM elects the OTE BoD, and/or (ii) in all other cases, procure that the DT Directors, other than the Independent Director, will vote in favour of the election of such person as Chairman by the OTE BoD, provided, in each case, the procedure laid-down in Paragraph 5.3.3 will have been observed.

5.3.3 Each time (i) an OTE GM is convened to elect an OTE BoD or (ii) the OTE BoD is convened to elect the Chairman in case of revocation, resignation or otherwise vacancy of the position of the Chairman, as applicable, within ten (10) Business Days prior to the scheduled session of the OTE GM or the OTE BoD, as applicable, the HR Representative should send a HR Notice to the DT Representative setting out the name and the qualifications of the person proposed by HR as Chairman. Within two (2) Business Days from receipt of the HR Notice, the DT Representative should send a DT Notice to the HR Representative indicating DT’s agreement or disagreement with the proposal of the HR, provided that if no such DT Notice is so sent, the proposal of the HR shall be deemed agreeable to DT. If DT disagrees with the proposal of the HR, in accordance with the previous sentence, within one (1) Business Day from receipt of the DT Notice, the HR Representative should send a further HR Notice to the DT Representative setting out the name and the qualifications of the new person proposed by HR. Within one (1) Business Day from receipt of the second HR Notice, DT Representative should send a DT Notice to the HR Representative indicating DT’s agreement or disagreement with the second proposal of the HR, provided that if no such second DT Notice is so sent, the second proposal of the HR shall be deemed agreeable to DT. If DT disagrees with the second proposal of the HR, in accordance with the previous sentence, within one (1) Business Day from receipt of the second DT Notice, the HR Representative should send a further HR Notice to the DT Representative setting out the name and the qualifications of the new person proposed by HR. Within one (1) Business Day from receipt of the third HR Notice, the DT Representative should send a DT Notice to the HR Representative indicating DT’s agreement or disagreement with the third proposal of the HR, provided that if no such third DT Notice is so sent, the third proposal of the HR shall be deemed agreeable to DT. If DT disagrees with the third proposal of the HR, in accordance with the previous sentence, the HR Representative and the DT Representative shall without delay consult each other for the purpose of reaching an agreement on the person nominated by the HR. If no agreement is reached within one (1) Business Day, the HR shall have the right to select one of the three persons previously proposed by it and such selection shall be binding upon DT.

5.4 Managing Director

5.4.1 The Managing Director should have the appropriate experience and qualifications commensurate with the role that he/she will be requested to fulfil and be fluent in Greek. The Managing Director shall have the duties and executive powers vested to the person holding such office under the Company Law and the Statutes at the date of this Agreement, unless the Parties agree otherwise.

5.4.2 DT shall have the right to nominate the Managing Director from the DT Directors and the HR shall (i) exercise its voting rights at the relevant OTE GM so that such person nominated by DT will first be elected as a Director, where the OTE GM elects the OTE BoD, and/or (ii) in all other cases, procure that the HR Directors, other than the Independent Director, will vote in favour of the election of such person as Managing Director by the OTE BoD, provided, in each case, the procedure laiddown in Paragraph 5.4.3 will have been observed.

5.4.3 Each time (i) an OTE GM is convened to elect an OTE BoD or (ii) the OTE BoD is convened to elect the Managing Director in case of revocation, resignation or otherwise vacancy of the position of the Managing Director, as applicable, within ten (10) Business Days prior to the scheduled session of the OTE GM or the OTE BoD, as applicable, the DT Representative should send a DT Notice to the HR Representative setting out the name and the qualifications of the person proposed by DT as Managing Director. Within two (2) Business Days from receipt of the DT Notice, the HR Representative should send a HR Notice to the DT Representative indicating HR’s agreement or disagreement with the proposal of DT, provided that if no such HR Notice is so sent, the proposal of DT shall be deemed agreeable to the HR. If the HR disagrees with the proposal of DT, in accordance with the previous sentence, within one (1) Business Day from receipt of the DT Notice, the DT Representative should send a further DT Notice to the HR Representative setting out the name and the qualifications of the new person nominated by DT. Within one (1) Business Day from receipt of the second DT Notice, the HR Representative should send a HR Notice to the DT Representative indicating HR’s agreement or disagreement with the second proposal of DT, provided that if no such second HR Notice is so sent, the second proposal of DT shall be deemed agreeable to the HR. If the HR disagrees with the second proposal of DT, in accordance with the previous sentence, within one (1) Business Day from receipt of the second DT Notice, the DT Representative should send a further DT Notice to the HR Representative setting out the name and the qualifications of the new person nominated by DT. Within one (1) Business Day from receipt of the third DT Notice, the HR Representative should send a HR Notice to the DT Representative indicating the HR’s agreement or disagreement with the third proposal of DT, provided that if no such third HR Notice is so sent, the third proposal of DT shall be deemed agreeable to the HR. If the HR disagrees with the third proposal of DT, in accordance with the previous sentence, the HR Representative and the DT Representative shall without delay consult each other for the purpose of reaching an agreement on the person nominated by DT. If no agreement is reached within one (1) Business Day, DT shall have the right to select one of the three persons previously proposed by it and such selection shall be binding upon the HR.

5.5 Executive Committee

5.5.1 The Parties shall procure, that the Statutes will be amended as soon as possible after this Agreement and the Share Purchase Agreement have been ratified by the Greek Parliament to:

(a) provide that a four-member executive committee may be established pursuant to a decision of the OTE BoD (the “Executive Committee”);

(b) list all powers, duties, rights and competencies entrusted to the Executive Committee, which may be delegated pursuant to the decision of the OTE BoD establishing the Executive Committee and in respect of which the Executive Committee may decide in its capacity (the “Executive Committee Powers”);

and

(c) stipulate that any decision of the OTE BoD to:

(i) change the powers, duties, rights and competencies entrusted to the Executive Committee; or

(ii) override a decision of the Executive Committee taken in accordance with the Executive Committee Powers, shall require a majority of two thirds (2/3) of the Directors.

5.5.2 The Executive Committee shall be established by the OTE BoD at the written request of the Managing Director, and each Party shall have the right, exercisable by way of a Notice to the other Party, to select two (2) of the Directors nominated by it to be appointed as Executive Committee Members, whilst DT shall be entitled to select any of the two (2) Executive Committee Members nominated by it to be appointed as the Executive Committee Chairman. Each Party shall be entitled to revoke and replace any Executive Committee Member so nominated by it at any time, pursuant to the process described in the first sentence of this Paragraph 5.5.2.

5.5.3 The Parties shall procure through the Directors nominated by each of them, other than the Independent Director, that:

(a) the decision of the OTE BoD establishing the Executive Committee will:

(i) appoint the Executive Committee Members, including the Executive Committee Chairman, as contemplated in Paragraph 5.5.2;

(ii) actually delegate all powers, duties, rights, responsibilities and competencies of the BoD to the Executive Committee, with the exception of (1) those which constitute Veto Rights, (2) those delegated to the Managing Director in accordance with Paragraph 5.4.1, (3) the constitution of the OTE BoD into a body corporate, (4) convocation of the OTE GM, (5) the appointment of Audit Committee Members, and (6) those other matters which are not capable of being delegated under mandatory Law; and

(iii) provide that the decisions, including recommendations, of the Executive Committee will pass by simple majority, failing which the Executive Committee Chairman will have a casting vote;

(b) with the exception of those decisions relating to a Veto Matter and matters concerning the constitution of the OTE BoD into a body corporate, convocation of the OTE GM and the appointment of Audit Committee Members, any other decision of the OTE BoD will be passed by the OTE BoD in accordance with the recommendation of the Executive Committee.

5.5.4. For the avoidance of doubt, the OTE BoD will only establish an Executive Committee through a decision thereof in accordance with the above where the offices of the Chairman and the Managing Director in the OTE BoD are held by different persons.

5.6 Audit Committee

The Parties agree that the provisions of Paragraph 4.6 shall apply.

Article 6

Corporate Governance – The HR holds less than 15% of the total voting rights in OTE

6.1 Scope

Article 6 shall apply for as long as the HR holds less than 15% of the total voting rights in OTE, without prejudice to Article 7 which prevails if DT holds less than 25% of the total voting rights in OTE.

6.2 OTE BoD

6.2.1 The OTE BoD shall consist of eleven (11) Directors, of whom two (2) will be Independent Directors. The HR shall have the right, exercisable by a HR Notice, to nominate and request the election of five (5) Directors, including one (1) Independent Director, and DT shall have the right, exercisable by a DT Notice, to nominate and request the election of the remaining six (6) Directors, provided that the Parties will have consulted each other in advance on any such nomination, without, however, being bound by the proposal of the other Party.

6.2.2 The OTE BoD shall have all duties, responsibilities, rights, powers and competencies as entrusted to it under the Statutes, the Company Law and other applicable legislation, subject to Paragraph 6.4, and be exclusively competent to take a decision on the Veto Matters, with the exception of those of the Veto Matters requiring a resolution of the OTE GM pursuant to the Company Law and the Statutes.

6.2.3 Decisions of the OTE BoD shall pass by simple quorum and majority, save as otherwise required under the Company Law and the Statutes, whilst decisions in respect of the Veto Matters shall require:

(a) a quorum of at least eight (8) Directors and should such quorum not be achieved in a OTE BoD meeting, a new meeting shall be convened as soon as possible in which a quorum of six (6) Directors will be required; and

(b) a positive vote of at least seven (7) Directors, where quorum of eight (8) Directors is required, or at least five (5) Directors, where quorum of six (6) Directors is required, in each case among whom at least two (2) of the HR Directors.

6.3 Chairman

The Parties agree that Paragraph 5.3 shall apply.

6.4 Managing Director

The Parties agree that the first sentence of Paragraph 5.4.1 and Paragraph 5.4.2 shall apply, save that the procedure set out in Paragraph 5.4.3 will not apply.

6.5 Executive Committee

In the circumstances contemplated in this Article 6, no Executive Committee will be established.

6.6 Audit Committee

The Parties agree that the provisions of Paragraph 4.6 shall apply.

Article 7

Corporate Governance – DT holds less than 25% of the total voting rights in OTE

7.1 Scope

Article 7 shall apply if DT holds less than 25% of the total voting rights in OTE irrespective of the percentage of voting rights that the HR holds in OTE, and the HR has elected not to terminate the Agreement according to Paragraph 18.4.2(b). The Parties agree that this Article 7 shall not apply during the three (3) month period referred to in Paragraph 18.4.2(a) but it will apply if the HR elected not to terminate this Agreement in accordance with Paragraph 18.4.2(a).

7.2 OTE BoD

7.2.1 The OTE BoD shall consist of eleven (11) Directors, of whom two (2) will be Independent Directors. The HR shall have the right, exercisable by a HR Notice, to nominate and request the election of six (6) Directors, including one (1) Independent Director, and DT shall have the right, exercisable by a DT Notice, to nominate and request the election of the remaining five (5) Directors, provided that the Parties will have consulted each other in advance on any such nomination, without, however, being bound by the proposal of the other Party.

7.2.2 The OTE BoD shall have all duties, responsibilities, rights, powers and competencies as entrusted to it under the Statutes, the Company Law and other applicable legislation, subject to Paragraph 7.3, and be exclusively competent to take a decision on all matters, with the exception of those requiring a resolution of the OTE GM pursuant to the Company Law and the Statutes.

7.2.3 Decisions of the OTE BoD shall pass by simple quorum and majority, save as otherwise required under the Company Law and the Statutes.

7.3 Chairman – Managing Director

7.3.1 The Parties agree that the HR will be entitled to nominate one person or different persons to hold the offices of the Chairman and Managing Director and DT shall have the obligations contemplated in Paragraph 5.3.2 and 5.4.2 with respect to the election of such person or persons in any of these offices. For the avoidance of doubt, the procedure described in Paragraphs 5.3.3 and 5.4.3 shall not apply for the selection of the Chairman and Managing Director, respectively. For the avoidance of doubt, in the event that HR nominated one person to become both the Managing Director and the Chairman, the casting vote, if any, granted to the Chairman pursuant to Paragraph 4.4.3 above shall nevertheless be abolished.

7.3.2 The Managing Director shall have the duties and powers contemplated in the last sentence of Paragraph 5.4.1. For the avoidance of doubt, the exception concerning the powers delegated to the Executive Committee mentioned in Paragraph 5.5 shall not apply to this case.

7.4 Executive Committee

In the circumstances contemplated in this Article 7, no Executive Committee will be established.

7.5 Audit Committee

The Parties agree that the provisions of Paragraph 4.6 shall apply.

PART C

Veto Right and Exercise of Voting Rights

Article 8

Exercise of Voting Rights

8.1 As a general principle, the Parties agree to exercise their voting rights, and shall procure that the entities the voting rights of which are taken into account for the respective Party according to Paragraph Article 1.2 (j) will, exercise their voting rights, at any OTE GM and procure that the Directors, other than the Independent Directors, will exercise their voting rights at the OTE BoD or the Executive Committee, as applicable, in a coordinated manner to implement the provisions of this Agreement.

8.2 Notwithstanding the general provision of Paragraph 8.1, the Parties specifically agree that:

(a) where an Executive Committee has been established according to Paragraph 5.5, with the exception of the Veto Matters and all other matters in relation to which the HR is not obliged to vote or procure that the HR Directors, other than an Independent Director, will vote in a specific manner under this Agreement, the HR shall exercise its voting rights and procure that the HR Directors, other than an Independent Director, shall exercise their voting rights as proposed by the Executive Committee;

(b) in each case whereby the HR exercises the Veto Right in respect of any Veto Matter, DT shall exercise its voting rights and procure that the DT Directors including the Managing Director -, other than an Independent Director, shall exercise their voting rights to give effect to the Veto Right, namely vote against the proposal in relation to which HR wishes to exercise its Veto Right; and

(c) where the positions of the Managing Director and the Chairman of the OTE BoD are held by the same person in accordance with Article 4, HR and DT shall exercise their votes at their own discretion.

8.3 In order to achieve the coordination of their respective voting rights at any OTE GM, the Parties shall observe the following procedures:

(a) The Representatives shall meet at least two (2) Business Days in advance of any OTE GM to consult and discuss in good faith the manner of exercise of the voting rights held by the Parties.

(b) The Representatives or any other person designated by each Representative shall be given a proxy to exercise the voting rights held by each Party.

(c) The Representatives shall instruct the proxy holders to exercise the voting rights as agreed in the consultations between the Representatives.

(d) In any case at the OTE GM level:

(i) the HR shall exercise its voting rights as proposed by DT, except from the Veto Matters or matters upon which, pursuant to the terms of this Agreement, HR may vote upon its discretion (e.g. nomination of HR Directors); and

(ii) concerning Veto Matters, DT shall exercise its voting rights in accordance with HR’s vote, namely vote against the proposal in relation to which HR wishes to exercise its Veto Right.

Article 9

Veto Right – Veto Matters

9.1 General

The HR shall have a Veto Right in relation to each Veto Matter exercisable as follows:

(a) In respect of a Veto Matter requiring a decision of the OTE BoD or the Executive Committee, the relevant decision shall pass only if at least two (2) of the HR Directors vote in favour thereof.

(b) In respect of a Veto Matter requiring a decision of the OTE GM, DT shall vote against the proposal in relation to which HR wishes to exercise its Veto Right.

9.2 Law 3631/2008

9.2.1 All matters falling within the scope of paragraph 3 of article 11 of Law 3631/2008 and relate to OTE and any OTE Group Company, as the case may be, shall constitute Veto Matters.

9.2.2 The Veto Right in respect of the Veto Matters referred to in Paragraph 9.2.1 shall apply (i) for as long as the HR holds at least 5% of the total voting rights in OTE, and (ii) regardless of whether paragraph 3 of article 11 of Law 3631/2008, as currently in force, remains in force or not.

9.3 Corporate Matters

9.3.1 All corporate matters set out below shall constitute Veto Matters:

(a) Approval of the Financial Statements of OTE for submission to an OTE GM.

(b) any matter falling within the scope of paragraph 3 of article 29 of the Company Law and relating to OTE, as well as a change in the scope of the OTE Group Companies, as described in their respective articles of association, beyond the scope of activities of the OTE Group. Such Veto Right shall apply to those OTE Group Companies only which are engaged in core electronic communication services (including land-line operations, mobile telephony and internet) and, for the avoidance of doubt, Cosmote and its direct and indirect operating Subsidiaries, other than the Subsidiaries of Cosmote in FYROM and Montenegro. No Veto Right shall exist for any future expansion of the scope of any OTE Group Company by the introduction of new services or products. No Veto Right shall further exist for changes in the scope by reorganisation of the allocation of acitivities within the OTE Group, if the relevant activities remain within the OTE Group under the direct or indirect control of OTE. With respect to a possible veto on any direct or indirect transfer of assets outside the OTE Group, Paragraph 9.4.1(a) shall exclusively apply.

(c) Any change in the registered seat and the primary headquarters of OTE in Greece.

(d) At the level of OTE or any OTE Group Company which is not wholly owned by OTE, the distribution of any type of extraordinary dividend or approval of share buybacks, that each would result in a pro forma Net Debt over trailing twelve (12) months EBITDA of more than 1.75x.

(e) At the level of OTE or any OTE Group Company which is not wholly owned by OTE, the distribution of interim dividends.

(f) The (1) issue of new external financial debt in whatever form (excluding any intragroup debt between any DT Group Company and any OTE Group Company which (financial debt) falls within the scope of Paragraph 9.4.1 (d), which individually or on a net (of repayments) aggregate basis exceeds OTE’s total financial indebtedness, as set out in the Company’s interim Financial Statements as at 31 March 2008, by an amount of five hundred million (500.000.000) Euro at any point in time, or (2) issue of any financial debt convertible into OTE Shares or exchangeable for treasury OTE Shares or for shares in any OTE Group Company, irrespective of the amount of such debt. For the avoidance of doubt, nothing herein shall be construed as an obligation of either Party to finance the OTE Group;

(g) Any changes in the powers vested upon the Managing Director, in the circumstances described in Articles 4 and 5.

(h) Any changes in the powers vested in the Executive Committee, pursuant to Paragraph 5.5.

(j) A change of the primary listing jurisdiction (i.e. Greece) of the OTE Shares.

9.3.2 The Veto Right in respect of the Veto Matters referred to in (i) subparagraphs (a), (b), (c) and (f) of Paragraph 9.3.1 shall apply for as long as the HR holds at least 5% of the total voting rights in OTE, whilst (ii) all other subparagraphs of Paragraph

9.3.1 shall apply for as long as the HR holds at least 10% of the total voting rights in OTE.

9.4 Business Matters

9.4.1 All business related matters set out below shall constitute Veto Matters:

(a) One or more disposals or acquisitions by OTE and/or any OTE Group Company of which the value, whether individually or in aggregate within the twelve (12) months preceding the date on which such disposal or acquisition is proposed to the OTE BoD or the OTE GM, as applicable, is at least equal to 20% of (i) OTE’s total assets (excluding goodwill) or (ii) OTE’s total amount of revenues, whichever of (i) or (ii) is reached first, as the value of such assets or amount of revenues (on an annual basis) is set out in the most recent Financial Statements of the Company. For the purposes of this Paragraph 9.4.1(a) mergers, corporate transformations, spin-offs, splits (diaspassi), in each case effectuated at the level of any OTE Group Company, as a result of which a certain portion of the business of the OTE Group which exceeds the aforementioned threshold is transferred to or acquired by any OTE Group Company from a third party shall also be deemed a disposal or acquisition.

(b) Any change in the company name of (i) “OTE”, and (ii) of an OTE Group Company, to the extent that, in this latter case, such name includes the word or component “ote”.

(c) Any change in the brandings of OTE or any OTE Group Company for a period of twenty four (24) months from the Effective Date.

(d) In order to protect OTE Group from entering into intercompany transactions with DT Group which could be deemed unfavourable to OTE Group and subject always to the requirements set out in article 23a of the Company Law, the entering into any related party transactions between the companies belonging to the DT Group and companies of the OTE Group above thirty million (30.000.000) Euro adjusted by the average yearly inflation rate (with reference to OECD price index relevant for Greece). Without prejudice to the provisions of Section 9.4.3(b) below, in relation to intra group debt in whatever form granted from the DT Group to the OTE Group, to the extent that DT demonstrates that the financial terms and conditions offered by DT are equal to or better than the financial terms and conditions offered by a third party, such intra group debt will not be subject to aforementioned related party transactions Veto Right under this Agreement.

9.4.2 The Veto Right in respect of the Veto Matters referred to in (i) subparagraphs (b), (c) and (d) of Paragraph 9.4.1 shall apply for as long as the HR holds at least 5% of the total voting rights in OTE, whilst (ii) subparagraph (a) of Paragraph 9.4.1 shall apply for as long as the HR holds at least 10% of the total voting rights in OTE.

9.4.3 Without prejudice to the provisions of Paragraphs 9.4.1 and 9.4.2, the Parties specifically agree as follows:

(a) In respect of:

(i) one or more disposals or acquisitions by OTE and/or any OTE Group Company of which the value, whether individually or in aggregate within the twelve (12) months preceding the date on which such disposal or acquisition is proposed to the OTE BoD or the OTE GM, as applicable, ranges between 5% and up to 20% of (1) OTE’s total assets (excluding goodwill) or (2) OTE’s total amount of revenues, whichever of (1) or (2) is reached first, as the value of such assets or amount of revenues (on an annual basis) is set out in the most recent Financial Statements of the Company; and

(ii) any change in the brandings of OTE or any OTE Group Company after the end of the time referred to in subparagraph (c) of Paragraph 9.4.1, the Representatives shall consult each other for a period of up to ten (10) Business Days with the aim to reach an agreement on the relevant matter, failing which the HR shall not have a Veto Right in relation to any such matter.

(b) Without prejudice to the provisions of subparagraph (f) of Paragraph 9.3.1, any form of borrowing granted to the OTE Group by the DT Group shall not be subject to a Veto Right, but only to the extent that DT, acting through the DT Representative, demonstrates to the HR, acting through the HR Representative, that the terms and conditions offered by DT for such borrowing, taken as a whole, are equal or better than those that may be made available to the Company by third party providers.

PART D

Share Transfers

Article 10

Standstill

10.1 During the Standstill Period, DT shall not, and shall procure that any member of the DT Group will not, unless required so by the applicable legislation, without the HR’s consent acquire voting rights in OTE, through the purchase of OTE Shares or otherwise, such that DT’s total voting rights in OTE (excluding for the avoidance of doubt, any voting rights held by the HR and subjected to this Agreement) would exceed 25% plus one (1) of the total voting rights in OTE. The prohibition of the preceding sentence shall not apply to the acquisition of voting rights resulting from the exercise of (i) the Put Options, (ii) the DT Right of First Refusal or (iii) the rights under Article 10.2 below.

10.2 DT shall have the right to participate pro-rata in any equity or hybrid equity offerings by OTE. Such right shall not result in an increase of the percentage of DT’s voting rights in OTE above the percentage of voting rights it holds at the time of any such equity or hybrid equity offerings is approved by the OTE BoD or the OTE GM, as applicable, without the consent of HR.

10.3 The prohibitions set out in Paragraph 10.1 shall cease to apply if, at any time during the Standstill Period, the percentage of the HR’s voting rights in OTE falls below 20%, provided that the aggregate holding of the HR and DT in OTE shall not exceed 60% of the total voting rights in OTE until the end of the Standstill Period or such lower percentage that may be necessary to ensure the appropriate level of liquidity for the trading of the OTE Shares, as required by the Exchange.

Article 11

Lock-up

11.1 During the Standstill Period, DT shall not, and shall procure that any member of the DT Group will not, without the HR’s written consent, Transfer or Encumber OTE Shares held by DT or any member of the DT Group, as the case may be, to any person, including any other member of the DT Group.

11.2 During the Term, no disposal of or the creation of an Encumbrance over any voting rights in OTE held by a Party or, with respect to DT, any other member of the DT Group, shall be permitted, including disposals among or Encumbrances to members of the DT Group or entities controlled by the HR, in each case without the written consent of the other Party. For the avoidance of doubt, the present Paragraph does not apply to Transfer of voting rights as a result of a Transfer of OTE Shares.

Article 12

HR Right of First Refusal

12.1 If DT intends to Transfer and is willing to enter into an agreement with one or more third parties to Transfer any OTE Shares or pre-emption rights for new shares held by it or any other member of the DT Group, as the case may be, (a “Transfer Agreement”), the HR shall have the right to acquire or designate in writing another person to acquire such OTE Shares on the terms and conditions set forth in the Transfer Agreement (the “HR Right of First Refusal”), except in relation to the Transfer price if the HR can demonstrate that the price under the Transfer Agreement is higher than the price a bona fide acquirer of OTE Shares would have offered, in which case such bona fide third party price shall prevail. In the agreements underlying the acquisition of OTE Shares as a result of the exercise of the HR Right of First Refusal, DT shall warrant that it has free and unencumbered title to the OTE Shares to be transferred; the completion of the Transfer as a result of the exercise of the HR Right of First Refusal shall be subject to all necessary regulatory approvals having been obtained, if any.

12.2 DT shall inform the HR by a DT Notice accompanied by a certified copy of the Transfer Agreement including all agreements ancillary thereto, if already available, or otherwise a summary of the key commercial terms and conditions of the intended Transfer. If the HR Right of First Refusal is not exercised by the HR or its designee pursuant to a HR Notice to DT within 60 Business Days from receipt of the DT Notice, DT may consummate the Transfer Agreement as notified to the HR, provided that such consummation shall require the prior approval of the HR, which approval shall not be withheld save if based on the criteria set out in paragraph 2 of article 11 of Law 3631/2008, irrespective of whether such law will be in force at the time of such consummation.

12.3 For the avoidance of doubt, should DT not consummate the Transfer Agreement as notified to the HR, the HR Right of First Refusal shall continue to apply with respect to the OTE Shares and pre-emption rights which were subject to the Transfer Agreement in addition to any other OTE Shares held by DT or any other member of the DT Group, as the case may be.

12.4 In the case of a contemplated publicly marketed equity offering or any other on market sale, other than block trades (each an “Offering”) by DT or any other member of the DT Group, as the case may be, the OTE Shares or the pre-emption rights, as applicable, to be offered to the market shall first be offered to the HR based on the same terms and conditions as in the contemplated Offering, except for the price, which shall correspond to, as far as OTE Shares are concerned, the volume weighted twenty day average closing price (the “VWAP”) for OTE Shares quoted on the Exchange on the day the HR is notified by DT of its intention to proceed with an Offering of OTE Shares pursuant to a DT Notice (the “Additional HR Right of First Refusal”), except where a Decision 35 Event occurs triggering an adjustment to the market price of OTE Shares in accordance with Decision 35, in which case the Parties agree that such adjustment shall be taken into account to calculate the price for the Additional HR Right of First Refusal. If such DT Notice is given within twenty days of a dividend being paid by OTE and thus the OTE Shares becoming exdividend in the process, for the purposes of calculating an average, the prices for the OTE Shares shall be calculated on a cum-dividend basis for the entire VWAP period, in case the majority of the days of the relevant VWAP period fell in a time when the OTE Shares had been cum-dividend, and on an ex-dividend basis for entire VWAP period in all other cases. In the agreements underlying the acquisition of OTE Shares as a result of the exercise of the Additional HR Right of First Refusal, DT shall warrant that it has free and unencumbered title to the OTE Shares to be sold; the completion of the acquisition of OTE Shares as a result of the exercise of the Additional HR Right of First Refusal shall be subject to all necessary regulatory approvals having been obtained, if any. Should the HR not have notified DT of its intention to exercise the Additional HR Right of First Refusal within thirty (30) Business Days after having received the relevant DT Notice, DT shall be entitled to complete the Offering at the terms and conditions notified to the HR within a period of three (3) months, failing which the HR Right of First Refusal and the Additional HR Right of First Refusal shall continue to apply with respect to the OTE Shares which were not sold in the Offering.

12.5 In case DT intends to proceed with an Offering of pre-emption rights, it shall send a DT Notice to the HR by one (1) Business Day prior to the commencement of such rights trading period. If the HR responds that it intends to exercise the Additional Right of First Refusal in respect of the pre-emption rights by the fifth (5) day of such rights trading period, the price at which these rights will be offered to the HR shall be the average closing price for such rights during the first five (5) days of their trading period. Should the HR notify DT of its intention to exercise the Additional HR Right of First Refusal in respect of the pre-emption rights within the time period set out in the previous sentence, it shall acquire such rights on the last day of their trading. Should the HR not so notify DT of its intention to exercise the Additional HR Right of First Refusal in respect of the pre-emption right, DT shall be entitled to complete the Offering of such rights at the terms and conditions notified to the HR by the end of such rights trading period.

Article 13

The DT Right of First Refusal

13.1 Without prejudice to the Put Options, if the HR intends to Transfer and is willing to enter into an agreement with one or more third parties to Transfer any OTE Shares or pre-emption rights for new shares held by it (a “Transfer Agreement”), DT shall have the right to acquire or designate in writing another member of the DT Group to acquire such OTE Shares on the terms and conditions set forth in the Transfer Agreement (the “DT Right of First Refusal”), except in relation to the Transfer price if DT can demonstrate that the price under the Transfer Agreement is higher than the price a bona fide acquirer of OTE Shares would have offered, in which case such bona fide third party price shall prevail. In the agreements underlying the acquisition of OTE Shares as a result of the exercise of the DT Right of First Refusal, the HR shall warrant that it has free and unencumbered title to the OTE Shares to be transferred; the completion of the Transfer as a result of the exercise of the DT Right of First Refusal shall be subject to all necessary regulatory approvals having been obtained, if any.

13.2 The HR shall inform DT by a HR Notice accompanied by a certified copy of the Transfer Agreement including all agreements ancillary thereto, if already available, or otherwise a summary of the key commercial terms and conditions of the intended Transfer. If the DT Right of First Refusal is not exercised by DT or its designee pursuant to a DT Notice to HR within 60 Business Days from receipt of the HR Notice, the HR may consummate the Transfer Agreement as notified to DT.

13.3 For the avoidance of doubt, should the HR not consummate the Transfer Agreement as notified to DT, the DT Right of First Refusal shall continue to apply with respect to the OTE Shares and pre-emption rights which were subject to the

Transfer Agreement in addition to any other OTE Shares held by the HR.

13.4 In the case of an Offering of OTE Shares by the HR, the OTE Shares to be offered to the market shall first be offered to DT based on the same terms and conditions as in the contemplated Offering, except for the price, which shall correspond to the volume weighted twenty day VWAP for OTE Shares quoted on the Exchange on the day DT is notified by the HR of such intention pursuant to a HR Notice (the “Additional DT Right of First Refusal”) except where a Decision 35 Event occurs triggering an adjustment to the market price of OTE Shares in accordance with Decision 35, in which case the Parties agree that such adjustment shall be taken into account to calculate the price for the Additional DT Right of First Refusal. If such HR Notice is given within twenty days of a dividend being paid by OTE and thus the OTE Shares becoming ex-dividend in the process, for the purposes of calculating an average, the prices for the OTE Shares shall be calculated on a cumdividend basis for the entire 20 VWAP period in case the majority of the days of the relevant VWAP period fell in a time when the OTE Shares had been cum-dividend, and on ex-dividend basis for entire 20 VWAP period in all other cases. In the agreements underlying the acquisition of OTE Shares as a result of the exercise of the Additional DT Right of First Refusal, the HR shall warrant that it has free and unencumbered title to the OTE Shares to be sold; the completion of the acquisition of OTE Shares as a result of the exercise of the Additional DT Right of First Refusal shall be subject to all necessary regulatory approvals having been obtained, if any. Should DT not have notified the HR of its intention to exercise the Additional DT Right of First Refusal within thirty (30) Business Days after having received the relevant HR Notice, the HR shall be entitled to complete the Offering at the terms and conditions notified to DT within three (3) months, failing which the DT Right of First Refusal and the Additional DT Right of First Refusal shall continue to apply with respect to the OTE Shares which were not sold in the Offering.

13.5 In case the HR intends to proceed with an Offering of pre-emption rights, it shall send a HR Notice to the DT by one (1) Business Day prior to the commencement of such rights trading period. If DT responds that it intends to exercise the Additional Right of First Refusal in respect of the pre-emption rights by the fifth (5) day of such rights trading period, the price at which these rights will be offered to DT shall be the average closing price for such rights during the first five (5) days of their trading period. Should DT notify the HR of its intention to exercise the Additional DT Right of First Refusal in respect of the pre-emption rights within the time period set out in the previous sentence, it shall acquire such rights on the last day of their trading. Should DT not so notify the HR of its intention to exercise the Additional DT Right of First Refusal in respect of the pre-emption right, the HR shall be entitled to complete the Offering of such rights at the terms and conditions notified to DT by the end of such rights trading period.

Article 14

Change of Control In DT

14.1 The HR shall have the right to require DT to sell to the HR or any other person designated by the HR all OTE Shares held by DT or any other member of the DT Group, as the case may be, in the event that there is a Change Of Control In DT, provided that the person acquiring such control does not meet the requirements equivalent to those set forth in article 11, paragraph 2 of Law 3631/2008, it being agreed upon that an electronic communications operator of similar size and standing as DT which is established in the European Union or the U.S.A. or is ultimately owned by persons who are nationals or citizens of, or incorporated in, the European Union or the U.S.A. shall be deemed to meet such requirements.

14.2 The right to acquire the OTE Shares pursuant to Paragraph 14.1 may only be exercised by the HR or its designee pursuant to a HR Notice to DT within ten (10) Business Days following receipt of a DT Notice in connection with the Change Of Control In DT.

14.3 The price at which the HR or its designee shall be entitled to purchase the OTE Shares in such case shall be the twenty day VWAP for OTE Shares quoted on the Exchange on the day of the occurrence of the Change Of Control In DT.

14.4 In the agreements underlying the acquisition of OTE Shares as a result of the Change Of Control In DT, DT shall warrant that it holds free title to the OTE Shares. To the extent such OTE Shares are Encumbered, DT shall be entitled to repay the secured debt with the proceeds of the sale in order to deliver the OTE Shares free from such Encumbrance. The completion of the acquisition of OTE Shares as a result of the occurrence of the Change Of Control In DT shall be subject to all necessary regulatory approvals having been obtained, if any.

14.5 This Article 14 shall survive for one (1) year after the termination or expiry of the Agreement and be independent of the percentage of the HR’s voting rights in OTE.

PART E

Other Arrangements

Article 15

Human Resources

15.1 Subject to the applicable legislation, for all Employee matters falling outside the scope of article 12 of the Statutes and having a collective effect on the Employees, including but not limited to, voluntary retirement programs or redundancy programs, a prior consultation process on the basis of a full and detailed proposal by the Managing Director involving two (2) representatives of the Employees, two (2) HR Directors and two (2) DT Directors (including the Managing Director who will coordinate the consultation process) shall be required for a period of fifteen (15) Business Days with the aim to reach a mutually acceptable agreement on such proposal.

15.2 If such consultation process does not result to an acceptable proposal, an amended proposal shall be prepared by the Managing Director and a new consultation process involving the same parties as in the first consultation process will be initiated by the Managing Director. If, within ten (10) Business Days, the participants in such second consultation process fail to reach a mutually acceptable agreement, the matter will be finally decided either by the OTE BoD, in the circumstances contemplated in Articles 4, 6 and 7, or by the Executive Committee, in the circumstances contemplated in Article 5, unless otherwise prescribed by law.

Article 16

Governance of OTE Group Companies

16.1 The Parties shall procure that the board of directors of the OTE Group Companies shall comprise at least two (2) members, where are at least five board members are elected and one member in all other cases, who will be appointed or elected, as applicable, upon nomination by the HR following consultation with DT, provided OTE shall have the right to appoint or elect the majority thereof. In the event that, under the contractual commitments of OTE in respect of the governance of any OTE Group Company in force at the Effective Date, DT is restricted from implementing the arrangements contemplated in this Paragraph 16.1, DT shall use its reasonable efforts to so do in a manner consistent with this provision.

16.2 The Parties acknowledge that the Veto Rights shall not be circumvented by any decision taken at the level of OTE Group Companies and agree that the following of the Veto Rights shall also apply to OTE Group Companies where and to the extent specified in Sections 9.2, 9.3.1 (b), 9.3.1 (d), 9.3.1 (e), 9.3.1 (f), 9.4.1 (c) and 9.4.1 (d).

Article 17

Undertakings

17.1 Listing on the Exchange

DT undertakes to abstain from any action that results in the delisting of the OTE Shares from the Exchange throughout the Term, unless required under the applicable legislation.

17.2 Non-Competition

17.2.1 DT undertakes throughout the Term not to engage in any activity which would, directly or indirectly, compete with or result in competition with the OTE Business in the Specified Territories. In particular, neither DT nor any other member of the DT Group shall establish or acquire, or acquire shares in, any business or business undertaking which would, directly or indirectly, compete with the OTE Business. This Paragraph 17.2 shall not apply to the international wholesale business, including bilateral agreements for the termination of international telecommunication traffic in any of the Specified Territories. Paragraph 17.2.2 shall apply mutatis mutandis.

17.2.2 Nothing in this Paragraph 17.2 shall preclude members of the DT Group from (i) fulfilling contracts existing as of the signing of this Agreement; and (ii) from providing services to multinational customers in the Specified Territories if the primary contractor is located outside of the Specified Territories and (1) the portion of the services provided in the Specified Territories is less than 35% of the total contract value, or (2) unless specifically requested otherwise by the customer, OTE Group, has been given the opportunity, to the extent legally possible, to make a competing offer on conditions at least as favorable as a local operator.

17.2.3 For the avoidance of doubt, the undertaking contained in Paragraph 17.2.1 shall not apply to DT’s existing operations in FYROM and Montenegro.

17.2.4 The non-compete under Paragraph 17.2 shall not apply with respect to competing businesses which are not material. For the purpose of this Paragraph 17.2, such competing business shall be deemed material if the revenues of the competing business in a Specified Territory, as derived from the last published annual accounts of such business, exceed thirty million (30.000.000) Euro in countries where OTE Group’s revenues at the date of this Agreement exceed two hundred and fifty million (250.000.000) Euro, and twenty five million (25.000.000) Euro in all other cases.

17.2.5 In case of non-compliance with the non-compete provisions set out in Paragraph 17.2.1 above DT shall consult with HR in good faith regarding any remedial action that needs to be taken and implement such action within six (6) months starting with the receipt by DT of HR’s written request . If following the expiration of such six (6) months period compliance with the provisions set out in this Paragraph 17.2 has not been achieved, the HR may require DT to divest of the noncompeting business to the extent necessary to ensure compliance with the provisions set out in this Paragraph 17.2.

17.2.6 For the avoidance of doubt, this Paragraph 17.2 shall apply for as long as the HR holds at least 5% of the total voting shares in OTE.

17.3 Universal Services

The Parties agree that OTE shall continue to offer “universal services” (as defined in the Electronic Communications Law) for as long as is required to do so by EETT, pursuant to the Electronic Communications Law.

17.4 National Security

The Parties agree that OTE will comply with HR’s requirements in terms of national defence and security in accordance with the applicable legislation.

17.5 Information

HR shall use its best efforts to procure that DT will be given access to appropriate information about OTE and OTE Group in form and in accordance with a procedure compliant with applicable legislation.

17.6 Regulatory

17.6.1 The Parties shall use their best efforts to obtain the necessary regulatory approvals referred to in Paragraphs 18.1.2 and 18.1.3 for the Share Purchase Agreement and this Agreement as soon as possible after the date hereof. The Parties shall procure that any regulatory filings necessary for the implementation of the transactions contemplated herein shall be made without undue delay, but in any event no later than 20 Business Days following the signing of this Agreement, provided that DT has been supplied with all necessary information from the Company on a timely basis. Any filing relating to regulatory approvals shall be made by DT, in consultation with the HR.

17.6.2 In order to obtain the necessary regulatory approvals required under relevant laws for the Share Purchase Agreement and this Agreement, the Parties shall (i) reasonably cooperate in all respects in the preparation of any filing or notification and in connection with any submission, investigation or inquiry, (ii) supply to any competent Authority as promptly as practicable any additional information requested pursuant to any applicable laws and take all other procedural actions required in order to obtain any necessary approval or to cause any applicable waiting periods to commence and expire, (iii) promptly provide each other with copies of any written communication received or sent (or written summaries of any non-written communication) in connection with any proceeding and (iv) give each other and their respective advisors the opportunity to participate in all meetings and conferences with any competent Authority.

PART F

Conditions – Termination

Article 18

Conditions

18.1 Conditions precedent

This Agreement, with the exception of Paragraphs 4.3.3, 5.5.1, 10.1, 17.5, 17.6, 18.1.1, second sentence, 18.2, 18.3, Articles 19, 20, 21, 22, 23, 24, 25, 26, 27 and 28 (which shall be effective as of the date of the signing of this Agreement), shall become effective after the following conditions precedent (the “Conditions Precedent”) have been satisfied:

18.1.1 The ratification of this Agreement and the Share Purchase Agreement by the Greek Parliament pursuant to a law. The HR shall submit the present Agreement and the Share Purchase Agreement for ratification to the Hellenic Parliament. For the avoidance of doubt, this Condition Precedent shall be satisfied on the ratification day and not on the date of publication of the requisite ratification law in the official government gazette of the HR.

18.1.2 The European Commission and, if and to the extent necessary, any non EU competition authorities - excluding local competition Authorities in jurisdictions where OTE’s revenues according to its latest published Financial Statements, are less than one hundred and fifty million (150.000.000) Euro - have cleared or be deemed to have cleared the arrangements between the Parties set forth herein. Nothing in this Paragraph 18.1.2 shall be construed as obliging a Party to infringe any applicable law. 18.1.3 All other approvals by regulatory Authorities where required under local law. 18.1.4 DT has acquired the Sale Shares pursuant to the Share Purchase Agreement.

18.2 Obligations with respect to Conditions Precedent

18.2.1 The Parties shall inform each other without undue delay in each case as soon as any Condition Precedent has been satisfied or in case the potential non-satisfaction is imminent. The HR shall inform DT without undue delay if the Condition Precedent set out in Paragraph 18.1.1 has not been satisfied.

18.2.2 The Parties hereby undertake to use their best efforts and to act in good faith to cause the Conditions Precedent to be satisfied as soon as possible after the date hereof.

18.3 Consequences of non-satisfaction of Conditions Precedent

18.3.1 Each Party shall have the right to rescind this Agreement by Notice to the other Party if the Condition Precedent set out in Paragraph 18.1.1 has not been satisfied by 31 December 2008.

18.3.2 In case this Agreement is rescinded in accordance with Article 18.3.1, no Party shall have no liability towards the other Party, except that Articles 19, 20, 21, 24, 25, 27 and 28, as well as Article 26.1 shall remain in full force and effect. The termination of this agreement shall not release any person from any liability which at the time of termination has already accrued to another person or which thereafter may accrue in respect of any act or omission prior to such termination.

18.4 Term and Termination

18.4.1 This Agreement shall become effective on the Effective Date and remain in force for as long as the HR holds at least 5% of the total voting rights in OTE (the “Term”).

18.4.2 If DT holds less than 25% of the total voting rights in OTE:

(a) as a result of any corporate action taken by OTE prior to the Effective Date, the HR shall have the right to rescind this Agreement by Notice to DT, if DT does not, within a period of three (3) months after its stake in OTE’s voting rights having fallen below 25%, acquire such additional voting rights which would result in DT’s stake in OTE’s voting rights being at least equal to 25%, which rescission may only be declared within three (3) months following the expiration of the aforementioned three-months-period; and

(b) in all other cases where (a) does not apply, the HR shall have the right to terminate the Agreement by Notice to DT at any time.

18.4.3 The termination of this Agreement shall not release a Party from any liability which at the time of termination has already accrued to another Party or which thereafter may accrue in respect of any act or omission prior to such termination.

PART G

Final Provisions

Article 19

Announcements

A Party shall not make any public announcement or issue any circular relating to this Agreement and the Purchase Agreement or any ancillary matter after the date hereof, without the Parties having consulted each other and provided that the Parties will have duly considered any comments made by the other Party. This Article 19 shall not prevent a Party from making any announcement or issue or release any press release or circular required by any applicable legislation, but the Party with an obligation to make an announcement or issue a circular shall consult with the other Party so far as is reasonably practicable before complying with such obligation.

Article 20

Notices - Service of Process

20.1 Any Notice in connection with this Agreement or with any Proceedings shall be in writing and may be delivered or sent by first class registered mail or facsimile or e-mail to the relevant Party at its address or facsimile number and e-mail address specified below or at such other address as either Party may have notified to the other Party five (5) Business Days prior to any change of contact details in accordance with this Paragraph 20.1, and marked “IMPORTANT LEGAL NOTICE”.

(a)

The contact details of the HR are:

Ministry of Economy and Finance

General Accounting Office

Directorate 25th - Department C'

37 Panepistimiou Str.

Athens 101 65

Tel.: 210 - 33 38 910, 210 33 38 975

Fax: 210 - 33 38 959

email: d25@mof-glk.gr

Αttention of: Director

with a copy to:

Ministry of Economy and Finance

Special Secretariat for Privatization

8 Karagiorgi Servias Str.

Athens 101 84

Tel: 210 - 33 75 736

Fax:210 - 33 75 917

email: ega@mnec.gr

Αttention of: Special Secretary for Privatization

(b)

The contact details of DT are:

DEUTSCHE TELEKOM AG

Address: Friedrich-Ebert-Allee 140, 53113 Bonn, Germany

Tel: +49 228 181 850000

Fax: +49 228 181 85111

E-mail: kevin.copp@telekom.de

Attention: Mr Kevin Copp

with a copy to:

Freshfields Bruckhaus Deringer,

Attn.: Mr Michael Haidinger

20.2 Any Notice shall be deemed to have been served:

(a) if delivered, at the date of delivery where it is delivered before 13.00 on a Business Day and, in any other case, at 10.00 on the Business Day following delivery; or

(b) if posted, on the date of receipt where it is received before 15.00 on a Business Day and, in any other case, at 10.00 on the Business Day following receipt; or

(c) if sent by facsimile or e-mail, on the date of transmission, where it is transmitted before 13.00 on a Business Day, and, in any other case, at 10.00 on the Business Day following the date of transmission, provided received in legible form.

20.3 In proving service of a Notice it shall be sufficient to prove that delivery was made or that the envelope containing the Notice was properly addressed and received or that the facsimile or e-mail was properly addressed and transmitted and received in legible form, as the case may be, in each case at the address, facsimile number or email address referred to in Paragraph 20.1.

Article 21

Amendment, Variation and Waiver

No amendment, variation or waiver of this Agreement or any provision hereof shall be effective unless it is in writing and duly signed by or on behalf of each Party.

Article 22

Entire Agreement

This Agreement contains the entire agreement between the Parties relating to the subject hereof and supersedes all previous arrangements of any kind between the Parties relating to the same matter.

Article 23

Language

This Agreement has been executed in the English language and all Notices between the Parties shall be in the English language.

Article 24

Assignment

This Agreement is personal to the Parties and the rights and obligations of any of the Parties may not be assigned or otherwise transferred without the prior written consent of the other Party.

Article 25

Miscellaneous

25.1 Each Party shall bear its own costs and expenses in connection with the preparation, execution and consummation of this Agreement, including, without limitation, any and all professional fees and charges of its advisors, taking into account article 10 of Law 3049/2002.

25.2 No failure of any Party to exercise, and no delay by it in exercising, any right, power or remedy in connection with this Agreement (each a “Right”) shall operate as a waiver of that Right, nor shall any single or partial exercise of any Right preclude any other or further exercise of that Right or the exercise of any other Right. Any express waiver of any breach of this Agreement shall not be deemed to be a waiver of any subsequent breach.

25.3 Should any provision of this Agreement be or become invalid, ineffective or unenforceable as a whole or in part, the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and the purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent. The aforesaid shall apply mutatis mutandis to any gap in this Agreement.

25.4 Each Party undertakes to the other to discharge in good faith all of its obligations in strict compliance with each, every and all the terms and provisions contained in this Agreement.

Article 26

Confidentiality

26.1 The Parties shall use all reasonable endeavours to keep confidential and to ensure that their respective officers, employees, agents and professional and other advisers keep confidential any information and material (the “Confidential Information”) relating to the Transactions, this Agreement and any agreement or arrangement entered into pursuant hereto (the “Confidential Information”).

26.2 The Parties understand that full disclosure of the contents of this Agreement and relevant information including Confidential Information shall be required, for the purposes of the ratification of this Agreement and the Shareholders' Agreement by the Greek Parliament.

26.3 Save as provided below, no Party may use for its own business or other purposes or disclose to any third party any Confidential Information without the consent of the other Party. This Article 26 shall not apply to:

(a) information which is or becomes publicly available (otherwise than as a result of a breach of this Article 26);

(b) information which is independently developed by the relevant Party at the date hereof or acquired from a third party, to the extent that it is acquired with the right to disclose it;

(c) information which was lawfully in the possession of the relevant Party at the date hereof free of any restriction on disclosure;

(d) information which, following disclosure under this Article 26, becomes available to the relevant Party from a source other than another Party which is not bound by any obligation of confidentiality in relation to such information;

(e) the disclosure by a Party of Confidential Information to its directors, agents or employees, as the case may be, who/which need to know that Confidential Information in the reasonable opinion of such Party for purposes relating to this Agreement but the above persons shall not use that Confidential Information for any other purpose;

(f) the disclosure of Confidential Information to the extent required to be disclosed by law or any court of competent jurisdiction, or any binding judgement, order or requirement of any competent Authority for the purposes of obtaining any Consent or otherwise, following consultation with the other Party;

(g) the disclosure of Confidential Information to any Tax Authority to the extent reasonably required for the purposes of the tax affairs of the Party concerned or any member of its group;

(h) the disclosure to a Party’s professional advisers of information reasonably required to be disclosed for purposes relating to this Agreement; or

(i) any announcement, or circular made, or information provided in accordance with the terms of Articles 26 and 19.

26.4 Each Party shall inform any officer, employee or agent or any professional or other advisor advising it, as the case may be, in relation to matters concerning this Agreement and the Transaction, or to whom it provides Confidential Information, that such information is confidential and shall instruct them:

(a) to keep it confidential; and

(b) not to disclose it to any third party (other than those persons to whom it has already been or may be disclosed in accordance with the terms of this Article 26).

Article 27

Arbitration

All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration (the “ICC Rules”) of the International Chamber of Commerce (“ICC”) by three (3) arbitrators, of whom one shall be appointed by the HR, the second shall be appointed by DT and the third one (who will preside the arbitral tribunal) shall be appointed by the Chairman of the ICC, in accordance with the ICC Rules. The place or arbitration shall be Geneva, Switzerland and the language of the proceedings shall be the English language. The award rendered by the arbitral tribunal shall be final and binding, without recourse to national courts except where provided by law.

Article 28

Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of Greece.

IN WITNESS WHEREOF, the Parties have signed this Agreement in two (2) originals the day and year first above written and each Party has received one (1) original.

Signed on behalf of the Hellenic

Republic

By

Name: George Alogoskoufis

Position: Minister of Economy and Finance, Greece

Place: Athens, 14 May 2008

Signed on behalf of Deutsche Telekom AG

By

Name: Kevin Kopp

Posistion: Senior Vice President

Place: Athens, 14 May 2008

Name : Axel Lutzner

Position : Vice President

Place: Athens, 14 May 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 24, 2008

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer